SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 21, 2019

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Ms. Mara Ransom

Ms. Jennifer López

Ms. Jennifer Thompson

Ms. Myra Moosariparambil

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yunji Inc.
Registration Statement on Form F-1
CIK No. 0001759614

Dear Ms. Mara Ransom, Ms. Jennifer López, Ms. Jennifer Thompson and Ms. Myra Moosariparambil:

On behalf of our client, Yunji Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on February 27, 2019 pursuant to the Jumpstart Our Business Startups Act, as amended, as well as two copies of the filed exhibits.

Securities and Exchange Commission

March 21, 2019

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated March 13, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to (i) include its consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018, and (ii) reflect the Company’s other recent developments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 96

1.

Please refer to your accounting policies for revenue recognition, refunds payable to members, and users incentive programs. It appears that members receive units of Yun-coin under three circumstances: when they join as a member (New Member Yun-coins), when they successfully refer a new member (Referral Yun-coins), and from time to time as a form of coupon (Users Incentive Programs). Please confirm our understanding, if true, that these are the only situations under which a member will receive units of Yun-coin. Additionally, it appears that members receive cash incentives or cash refunds under two circumstances: when members purchase your merchandise (Member-exclusive Discounts) and when members make a successful merchandise referral through their social networks to other users (Referral Incentives). Please confirm our understanding, if true, that these are the only situations under which a member will receive a cash incentive or cash payment. If our understanding is correct, please revise the Business section of your filing beginning on page 111 to more clearly disclose when members receive incentives or other payments made in units of Yun-coin and when they receive incentives or other payments paid in cash.

The Company respectfully confirms that the Staff’s understanding regarding when members receive units of Yun-coin and when they receive cash incentives is correct. In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Registration Statement.

Securities and Exchange Commission

March 21, 2019

Business

Our Strategies, page 114

2.

We note your response to comment 2 and believe you should disclose in your filing some of the information contained in your response. Under the heading “Further increase our member base and engagement,” you state that you started to open your platform to new members by no longer requiring an invitation to join in order to expand your member base broadly. Please balance this disclosure by also disclosing, if true, that revenue generated from these new members has been immaterial. Additionally, under the heading “Yunji VIP App” on page 119, you indicate that non-members can purchase goods from you through this app rather than through a merchandise referral on a member’s social network. Please balance your disclosure by also disclosing, if true, that revenue from product sales to non-members through this app has been immaterial.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement.

Further, the Company respectfully advises the Staff that the Company has combined services to members and non-member users under the flagship Yunji app. The Company has revised the disclosure on pages 116 and 119 to reflect this.

Business

Members, page 120

3.

We note your revised disclosure in response to comment 21 that “[f]or each transaction completed from the promotion by a member, such member earns a certain percentage of the listed price.” Please expand your disclosure to clarify, how the “certain percentage” is determined and the manner and timing in which the member receives such percentage. For example, please discuss whether or not the percentage of the listed price increases as the number of completed promotions increase.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Registration Statement.

Securities and Exchange Commission

March 21, 2019

Our Product Offerings , page 121

4.

We note your response to comment 10 and we reissue our comment in part. Please disclose the main categories of products sold for each of the last three financial years, as required by Item 4.B.1 of Form 20-F. In this regard, we note that your revised disclosure only provides the top three product categories for the nine months ended September 30, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Description of American Depositary Shares , page 169

5.

We note your revised disclosure in response to comment 13 that your deposit agreement contains an irrevocable waiver of jury trial. Please add a separately captioned risk factor addressing the impact of your jury trial waiver provision on investors. In doing so, disclose (i) that your ADS holders will not be deemed to have waived your or your depositary’s compliance with U.S. federal securities laws and the rules and regulations thereunder; and (ii) the basis for your belief that the provision is enforceable under federal law and the law of the State of New York.

In response to the Staff’s comment, the Company has added a risk factor on page 59 of the Registration Statement.

Jurisdiction and Arbitration, page 177

6.

We note that your deposit agreement contemplates an arbitration provision, which does “not preclude [ADR holders] from pursing claims under the Securities Act or the Exchange Act in federal courts.” Please revise to state whether or not the arbitration provision applies to federal securities law claims.

The Company respectfully advises the Staff that the arbitration provision in the deposit agreement applies to all claims arising out of or relating to the Company’s shares, the ADSs or the deposit agreement including any claims under the U.S. federal securities law.

In response to the Staff’s comment, the Company has revised the disclosure on page 180 of the Registration Statement to clarify that the arbitration provision applies to claims arising under the U.S. federal securities laws.

Securities and Exchange Commission

March 21, 2019

Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) History of the Group and Basis of Presentation for the Reorganization, page F-13, page F-13

7.

We have reviewed your response to the first and second bullet points of comment 14. Based on your statements of changes in shareholders’ deficit and the disclosures in your footnotes, it appears that immediately prior to the Reorganization the Initial Ordinary Shareholders had contributed an aggregate amount of RMB 1,000, the Former Series Seed Beneficiary Owners had contributed an aggregate amount of RMB 50,000 and the Former Series A Beneficiary Owners had contributed an aggregate amount of RMB 163,813. Please reconcile these relative capital contributions with the equity issuances that were made in the Reorganization and your statement that there was no change in the shareholders’ respective interest as a result of the Reorganization. Please specifically address the fact that the Initial Ordinary Shareholders appear to have contributed only RMB 1,000 out of total capital contributions of RMB 214,813, or 0.5%, but received 67.7% of the equity issued in the Reorganization.

The Company respectfully confirms that the Staff’s understanding is correct regarding the amount of capital contributions – immediately prior to the Reorganization, the Initial Ordinary Shareholders had contributed an aggregate amount of RMB1,000, the Former Series Seed Beneficiary Owners had contributed an aggregate amount of RMB50,000 and the Former Series A Beneficiary Owners had contributed an aggregate amount of RMB163,813. However, such capital contributions were made by the investors in different periods/years, whereas Yunji Sharing’s enterprise value continued to increase from time to time, therefore the equity interests of equivalent preferred shares of Yunji Sharing that the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners could be entitled to, based on their respective capital amount contributed, were less than that of the Initial Ordinary Shareholders. At the point immediately preceding the Reorganization, the beneficial interest of Yunji Sharing was then 67.72% held by the Initial Ordinary Shareholders (including 4.3% of equity interest reserved for the Company’s employee option pool and designed to be held by the Initial Ordinary Shareholders on behalf of the Company), 18.65% held by the Former Series Seed Beneficiary Owners and 13.64% held by the Former Series A Beneficiary Owners, respectively.

Securities and Exchange Commission

March 21, 2019

In the Reorganization, the aforementioned Initial Ordinary Shareholders who hold the ordinary shares only, the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners of Yunji Sharing effectively swapped their Yunji Sharing equity with Yunji Inc. shares without changing their respective equity interest before and after the Reorganization. As a result, the number of Yunji Inc. shares issued to each of them was determined based on the percentage of equity interest each of them held in Yunji Sharing. Hence, (i) 373,000,000 Series Seed Preferred Shares were issued to the Former Series Seed Beneficiary Owners, corresponding to the 18.65% of equity interests in Yunji Sharing; (ii) 272,600,000 Series A Preferred Shares were issued to the Former Series A Beneficiary Owners, corresponding to the 13.64% of the equity interests in Yunji Sharing; and (iii) 1,151,400,000 ordinary shares plus 116,600,000 Series A Preferred Shares as re-designated were issued to the Initial Ordinary Shareholders, corresponding to 63.4% of the equity interest in Yunji Sharing. To account for the aforementioned 4.3% of equity interest in Yunji Sharing reserved for employee option pool, upon the Reorganization, an additional 86,400,000 Yunji Inc. shares were authorized and reserved for the Company’s employee option pool.

8.

We note your response to the third and fourth bullet points of comment 14. Please explain to us in more detail why you believe it is appropriate to present the number of ordinary shares outstanding on the face of your financial statements based on the number of shares that were legally issued and outstanding on a given date, but you believe it is appropriate to calculate the number of ordinary shares outstanding for purposes of calculating net loss per share by treating the shares issued in the Reorganization similarly to a stock split and retrospectively recasting prior periods. To assist us in understanding why you believe these differing methodologies are appropriate, please tell us any specific accounting literature or SEC guidance you considered when determining that the face of your financial statements should reflect share issuances based on the date they were legally issued and should not recast periods prior to the Reorganization similarly to a stock split. Please separately tell us any specific accounting literature or SEC guidance you considered when determining that your GAAP calculation of net loss per share should retrospectively recast periods prior to the Reorganization in a manner similar to a stock split.

The Company respectfully advises the Staff that the Company believes that, as the Reorganization described in the financial statements resulted in no change in the Initial Ordinary Shareholders, no change in capital and no change in the Initial Ordinary Shareholders’ respective ownership interests, the changes in the number of shares that occurred in late 2017 and early 2018 as part of the Reorganization are akin to stock split. As such, the Company believes that these changes in the number of shares should be given retrospective treatment for the purposes of calculating earnings per share pursuant to ASC 260-10-55-12. As no net consideration was given or received for any of the incremental shares upon completion of the Reorganization, such incremental shares were effectively issued for no consideration upon completion of the Reorganization. Therefore the changes in the number of shares would be treated similar to stock split as discussed in Item 7520.2 in the Division of Corporation Finance’s Financial Reporting Manual.

Securities and Exchange Commission

March 21, 2019

The Company acknowledges that there is diversity in practice as to whether balance sheets for all periods presented are retrospectively adjusted for stock splits or reorganizations. In light of the Staff’s comment and such diversity in practice, the Company has revised the presentation of the number of outstanding shares in the consolidated balance sheets and consolidated statements of changes in shareholders’ deficit as of and for the years ended December 31, 2016 and 2017 to also retrospectively reflect the final shares issued in the Reorganization. The Company will retain the disclosures regarding the Reorganization and share activity with the Initial Ordinary Shareholders in the footnotes, and will supplement that with disclosure that the share numbers presented in the consolidated balance sheets and consolidated statements of changes in shareholders’ deficit gives retrospective treatment to the Reorganization.

General

9.	In an appropriate place in your disclosure about the features of Yun-coin, please disclose, if true, that Yun-coin are not transferable and may not fluctuate in value.

In response to the Staff’s comment, the Company has revised the disclosure on page 85.

*        *        *

Securities and Exchange Commission

March 21, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Shanglue Xiao, Chairman of the Board of Directors and Chief Executive Officer, Yunji Inc.
Chen Chen, Chief Financial Officer, Yunji Inc.
Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP